Exhibit 99.2

LOAN ASSIGNMENT AGREEMENT

This LOAN ASSIGNMENT AGREEMENT (this “Assignment Agreement”), is executed as of January 18, by and between ORGANIC ALLIANCE, INC., a Nevada corporation (the “Company”), and THEOREM CAPITAL, LLC, a California limited liability company (“Theorem”).

WHEREAS, the Company and Theorem have entered into that certain Loan Agreement, dated November 16, 2010 (the “Agreement”), pursuant to which Theorem has agreed to extend a $500,000 loan to the Company; and

WHEREAS, in connection with the $500,000 loan, the Company and Theorem are entering into certain other documents related to the loan, including two warrants, a promissory note, a subordination and exchange agreement, and an escrow agreement; and

WHEREAS, Theorem has assigned all of its rights and obligations to THREAD MASTER GP LLC (“Assignee”); and

WHEREAS, instead of Theorem, Assignee will fund the $500,000 loan on Thursday, January 20, 2011, and the Company will accept the $500,000 loan from Assignee; and

WHEREAS, the Company and Theorem desire to hereby acknowledge the change in the lender under the $500,000 loan, and further desire to agree to reflect the change in parties to all of the loan documents.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Theorem, intending to be legally bound, agree as follows:

1.           Definitions.  Unless otherwise defined herein, all capitalized terms in this Assignment Agreement shall have the meanings set forth in the Agreement.  The term “Loan Documents” in this Agreement shall mean all of the following agreements and documents:  (i) Agreement; (ii) Note; (iii) Three-Year Warrant; (iv) the Five-Year Warrant, (v) the Escrow Agreement; and (vi) the Subordination and Exchange Agreement.

2.           Assignment of Rights and Obligations.  Theorem hereby confirms that it has assigned all of its rights and obligations under the Loan Documents to Assignee, and that Assignee has agreed to assume all of Theorem’s rights and to perform all of Theorem’s obligations under the Loan Documents.  The Company hereby agrees to the foregoing assignment and assumption.  In the event of any future assignments from Assignee to another party, any and all accrued interest incurred during the first six months of the loan, and any interest paid on that amount going forward must continue to be paid to Assignee.

3.           Funding of the Loan/Closing.  The Company hereby agrees that the Loan Closing Date shall be January 20, 2011, and further agrees that it will accept the $500,000 loan proceeds on such date from Assignee.  For the purposes of the Agreement, the $500,000 of funds to be received from Assignee shall constitute the Loan under the Agreement.

4.           Amendment of  Loan Documents.  Theorem and the Company hereby agree to amend the Loan Documents to reflect the (i) change in the Loan Closing Date (from November 17, 2010 to January 20, 2011), and (ii) assignment by Theorem of its rights and obligations to Assignee (including substituting Assignee as the “Lender” under the Agreement).  Theorem and the Company agree to use their best efforts to revise the Loan Documents and to delivery the revised Note and the Warrants, registered in Assignee’s name, to Assignee’s offices within three business days after the January 20, 2011 Loan Closing Date.

IN WITNESS WHEREOF, the parties have caused this Assignment Agreement to be signed in its name on the date first set forth above.

ORGANIC ALLIANCE, INC. By: /s/ Parker Booth Parker Booth Chief Executive Officer
THEOREM CAPITAL, LLC By: /s/ Anshuman Dube Anshuman (Andy) Dube Manager
THREAD MASTER GP LLC By: /s/ Anshuman Dube Anshuman (Andy) Dube Manager By: /s/ Scott Booth Scott Booth Manager